                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                         COMMISSION FILE NUMBER: 1-1927

                                  ------------


                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                  ------------





                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of the Celeron Corporation Employee Savings Plan for the fiscal year ended December 31, 1998, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

         EXHIBIT 4. FIRST AMENDMENT TO THE PLAN. First Amendment to Celeron Corporation Employee Savings Plan (January 1, 1997 Restatement), dated July 30, 1998.

         EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTS. Consent of
PricewaterhouseCoopers LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65185 on Form S-8.


                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   THE GOODYEAR TIRE & RUBBER COMPANY
                                   (AS THE ISSUER) AND CELERON CORPORATION,
                                   PLAN ADMINISTRATOR OF THE CELERON
                                   CORPORATION EMPLOYEE SAVINGS PLAN


Dated:  June 29, 1999               By: /s/ John W. Richardson
                                       -------------------------------
                                            John W. Richardson,
                                              Vice President
                                                   of
                                     The Goodyear Tire & Rubber Company
                                                  and
                                       Vice President and Comptroller
                                                   of
                                           Celeron Corporation

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

PRICEWATERHOUSECOOPERS [LOGO]

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
================================================================================


                                                                   PAGE
                                                                   ----

Report of Independent Accountants                                    2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits, with
   Fund Information at December 31, 1998 and 1997
                                                                    3-4

   Statement of Changes in Net Assets Available for Plan
   Benefits, with Fund Information for the Years Ended
   December 31, 1998 and 1997                                       3-4

   Notes to Financial Statements                                   5-16



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and Participants of the Celeron Corporation Employee Savings
Plan (sponsored by Celeron Corporation)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Celeron Corporation Employee Savings Plan (the "Plan") (sponsored by Celeron Corporation) at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 18, 1999

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                     December 31, 1998
                                 --------------------------------------------------------------------------------------------------
                                                                                   Fund Information
                                                     ------------------------------------------------------------------------------
                                                                            Conservative          Moderate          Aggressive
                                                           Stable              Asset               Asset               Asset
                                                           Value             Allocation          Allocation         Allocation
                                       Total                Fund                Fund                Fund               Fund
                                  -----------------   -----------------   -----------------   -----------------  ------------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $           8,600   $           1,610   $              31   $             168   $              34
                                  =================   =================   =================   =================   =================

(Dollars in Thousands)                                                   December 31, 1998
                                  -------------------------------------------------------------------------------------------------
                                                                         Fund Information
                                  -------------------------------------------------------------------------------------------------
                                      S&P 500              Large               Small          International
                                       Index           Capitalization     Capitalization          Stock              Company
                                    Stock Equity        Stock Equity       Stock Equity           Equity              Stock
                                        Fund                Fund               Fund                Fund                Fund
                                  -----------------   -----------------   ------------------  -----------------   -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $           4,298   $             175   $             185   $             108   $           1,785
                                  =================   =================   =================   =================   =================

(Dollars in Thousands)             December 31, 1998
                                  ------------------
                                   Fund Information
                                  ------------------
                                      Loan
                                      Fund
                                  -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $             206
                                  =================

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                For the Year Ended December 31, 1998
                                                --------------------------------------------------------------------------------
                                                                                 Fund Information
                                                                     -----------------------------------------------------------
                                                                                            Conservative            Moderate
                                                                         Stable                Asset                 Asset
                                                                          Value              Allocation            Allocation
                                                      Total                Fund                 Fund                  Fund
                                                -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                                  $             119    $            --      $            --      $            --
      Employee                                                361                   69                   10                   20
                                                -----------------    -----------------    -----------------    -----------------
                                                              480                   69                   10                   20

Investment Income from Plan's
   Interest in Master Trust                                   823                  123                    5                   27

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                                3,458                1,066                   61                   47
   Administrative Expenses                                      7                    4                 --                   --
                                                -----------------    -----------------    -----------------    -----------------
                                                            3,465                1,070                   61                   47
Transfers:
   Transfers Between Plans                                   --                   --                   --                   --
   Transfers Between Funds                                   --                    669                   14                  (60
   Loan Transfers To or From Plan                            --                   --                   --                   --
   Loans to Participants                                     --                    (24)                 (19)                  (2
   Loan Repayments:
      Principal                                              --                     58                   47                   27
      Interest                                               --                      7                    2                    2
                                                -----------------    -----------------    -----------------    -----------------
                                                             --                    710                   44                  (33

                                                -----------------    -----------------    -----------------    -----------------
Increase (Decrease) in Assets During the Year              (2,162)                (168)                  (2)                 (33

Net Assets at Beginning of Year                            10,762                1,778                   33                  201
                                                -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year                       $           8,600    $           1,610    $              31    $             168
                                                =================    =================    =================    =================

(Dollars in Thousands)                                             For the Year Ended December 31, 1998
                                                ---------------------------------------------------------------------------------
                                                                             Fund Information
                                                ---------------------------------------------------------------------------------
                                                    Aggressive           S&P 500               Large                  Small
                                                      Asset               Index            Capitalization        Capitalization
                                                    Allocation         Stock Equity         Stock Equity          Stock Equity
                                                       Fund                Fund                 Fund                  Fund
                                                ------------------   -----------------    -----------------    ------------------
Increase in Assets:
   Contributions:
      Employer                                  $            --      $            --      $            --      $            --
      Employee                                                 10                  205                   14                   28
                                                -----------------    -----------------    -----------------    -----------------
                                                               10                  205                   14                   28

Investment Income from Plan's
   Interest in Master Trust                                    11                1,120                   45                  (12)

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                                   55                1,394                   61                   35
   Administrative Expenses                                   --                      3                 --                   --
                                                -----------------    -----------------    -----------------    -----------------
                                                               55                1,397                   61                   35
Transfers:
   Transfers Between Plans                                   --                   --                   --                   --
   Transfers Between Funds                                    (44)                 (70)                 (30)                (234)
   Loan Transfers To or From Plan                            --                   --                   --                   --
   Loans to Participants                                       (1)                 (66)                --                     (3)
   Loan Repayments:
      Principal                                                37                  264                   10                   26
      Interest                                                  2                   22                    2                    2
                                                -----------------    -----------------    -----------------    -----------------
                                                               (6)                 150                  (18)                (209)

                                                -----------------    -----------------    -----------------    -----------------
Increase (Decrease) in Assets During the Year                 (40)                  78                  (20)                (228)

Net Assets at Beginning of Year                                74                4,220                  195                  413
                                                -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year                       $              34    $           4,298    $             175    $             185
                                                =================    =================    =================    =================

(Dollars in Thousands)                                     For the Year Ended December 31, 1998
                                                ------------------------------------------------------------
                                                                     Fund Information
                                                ------------------------------------------------------------
                                                  International
                                                      Stock              Company
                                                      Equity              Stock               Loan
                                                       Fund                Fund               Fund
                                                -----------------    -----------------    ------------------
Increase in Assets:
   Contributions:
      Employer                                  $            --      $             119    $            --
      Employee                                                  5                 --                   --
                                                -----------------    -----------------    -----------------
                                                                5                  119                 --

Investment Income from Plan's
   Interest in Master Trust                                    (5)                (530)                  39

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                                   11                  728                 --
   Administrative Expenses                                   --                   --                   --
                                                -----------------    -----------------    -----------------
                                                               11                  728                 --
Transfers:
   Transfers Between Plans                                   --                   --                   --
   Transfers Between Funds                                    (19)                (226)                --
   Loan Transfers To or From Plan                            --                   --                   --
   Loans to Participants                                     --                   --                    115
   Loan Repayments:
      Principal                                                 4                 --                   (473)
      Interest                                               --                   --                    (39)
                                                -----------------    -----------------    -----------------
                                                              (15)                (226)                (397)

                                                -----------------    -----------------    -----------------
Increase (Decrease) in Assets During the Year                 (26)              (1,365)                (358)

Net Assets at Beginning of Year                               134                3,150                  564
                                                -----------------    -----------------    -----------------

Net Assets at End of Year                       $             108    $           1,785    $             206
                                                =================    =================    =================

The accompanying notes are an integral part of these statements.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                  December 31, 1997
                                  --------------------------------------------------------------------------------------------------
                                                                                  Fund Information
                                                      ------------------------------------------------------------------------------
                                                                           Conservative          Moderate          Aggressive
                                                           Stable             Asset               Asset               Asset
                                                           Value            Allocation          Allocation         Allocation
                                       Total                Fund               Fund                Fund               Fund
                                  -----------------   -----------------   -----------------   -----------------   ------------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits    $          10,762   $           1,778   $              33   $             201   $              74
                                  =================   =================   =================   =================   ==================

(Dollars in Thousands)                                                   December 31, 1997
                                  --------------------------------------------------------------------------------------------------
                                                                           Fund Information
                                  --------------------------------------------------------------------------------------------------
                                         S&P 500               Large              Small           International
                                          Index           Capitalization      Capitalization          Stock              Company
                                      Stock Equity         Stock Equity        Stock Equity           Equity              Stock
                                          Fund                 Fund                Fund                Fund                Fund
                                    -----------------   -----------------   ------------------  -----------------   ----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits      $           4,220   $             195   $             413   $             134   $          3,150
                                    =================   =================   =================   =================   ================

(Dollars in Thousands)               December 31, 1997
                                  --------------------
                                     Fund Information
                                  --------------------
                                       Loan
                                       Fund
                                     -----------------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits       $             564
                                     =================


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)          For the Year Ended December 31, 1997
                                               ---------------------------------------------------------------------------------
                                Fund Information
                                                                   -------------------------------------------------------------
                                                                                            Conservative            Moderate
                                                                          Stable                Asset                 Asset
                                                                          Value              Allocation            Allocation
                                                      Total                Fund                 Fund                  Fund
                                                -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                                  $             151    $            --      $            --      $            --
      Employee                                                548                  130                   11                   29
                                                -----------------    -----------------    -----------------    -----------------
                                                              699                  130                   11                   29

Investment Income from Plan's
   Interest in Master Trust                                 1,939                  117                    3                   36

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                                  296                  136                 --                      4
   Administrative Expenses                                      4                    1                 --                   --
                                                -----------------    -----------------    -----------------    -----------------
                                                              300                  137                 --                      4
Transfers:
   Transfers Between Plans                                   --                   --                   --                   --
   Transfers Between Funds                                   --                   (184)                  (1)                   8
   Loan Transfers To or From Plan                            --                   --                   --                   --
   Loans to Participants                                     --                    (88)                  (2)                 (18
   Loan Repayments:
      Principal                                              --                     61                    8                   14
      Interest                                               --                     12                    2                    2
                                                -----------------    -----------------    -----------------    -----------------
                                                             --                   (199)                   7                    6

                                                -----------------    -----------------    -----------------    -----------------
Increase (Decrease) in Assets During the Year               2,338                  (89)                  21                   67

Net Assets at Beginning of Year                             8,424                1,867                   12                  134
                                                -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year                       $          10,762    $           1,778    $              33    $             201
                                                =================    =================    =================    =================

(Dollars in Thousands)                                  For the Year Ended December 31, 1997
                                               ---------------------------------------------------------------------------------
                                                                                             Fund Information
                                                --------------------------------------------------------------------------------
                                                    Aggressive           S&P 500               Large                Small
                                                       Asset              Index            Capitalization       Capitalization
                                                    Allocation         Stock Equity         Stock Equity        Stock Equity
                                                       Fund                Fund                 Fund                 Fund
                                                -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                                  $            --      $            --      $            --      $            --
      Employee                                                 17                  285                   17                   46
                                                -----------------    -----------------    -----------------    -----------------
                                                               17                  285                   17                   46

Investment Income from Plan's
   Interest in Master Trust                                     8                  998                   23                   37

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                                    2                   72                 --                   --
   Administrative Expenses                                   --                      3                 --                   --
                                                -----------------    -----------------    -----------------    -----------------
                                                                2                   75                 --                   --
Transfers:
   Transfers Between Plans                                   --                   --                   --                   --
   Transfers Between Funds                                     13                  180                   35                   66
   Loan Transfers To or From Plan                            --                   --                   --                   --
   Loans to Participants                                       (8)                (159)                  (6)                 (22
   Loan Repayments:
      Principal                                                11                  159                   16                   22
      Interest                                                  2                   28                    1                    5
                                                -----------------    -----------------    -----------------    -----------------
                                                               18                  208                   46                   71

                                                -----------------    -----------------    -----------------    -----------------
Increase (Decrease) in Assets During the Year                  41                1,416                   86                  154

Net Assets at Beginning of Year                                33                2,804                  109                  259
                                                -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year                       $              74    $           4,220    $             195    $             413
                                                =================    =================    =================    =================

(Dollars in Thousands)                                      For the Year Ended December 31, 1997
                                               ------------------------------------------------------------
                                                                   Fund Information
                                                -----------------------------------------------------------
                                                 International
                                                     Stock               Company
                                                     Equity               Stock                Loan
                                                      Fund                 Fund                Fund
                                                -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                                  $            --      $             151    $            --
      Employee                                                 13                 --                   --
                                                -----------------    -----------------    -----------------
                                                               13                  151                 --

Investment Income from Plan's
   Interest in Master Trust                                     5                  659                   53

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                                 --                     82                 --
   Administrative Expenses                                   --                   --                   --
                                                -----------------    -----------------    -----------------
                                                             --                     82                 --
Transfers:
   Transfers Between Plans                                   --                   --                   --
   Transfers Between Funds                                     29                 (146)                --
   Loan Transfers To or From Plan                            --                   --                   --
   Loans to Participants                                       (2)                --                    305
   Loan Repayments:
      Principal                                                 4                 --                   (295)
      Interest                                                  1                 --                    (53)
                                                -----------------    -----------------    -----------------
                                                               32                 (146)                 (43)

                                                -----------------    -----------------    -----------------
Increase (Decrease) in Assets During the Year                  50                  582                   10

Net Assets at Beginning of Year                                84                2,568                  554
                                                -----------------    -----------------    -----------------

Net Assets at End of Year                       $             134    $           3,150    $             564
                                                =================    =================    =================

The accompanying notes are an integral part of these statements.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of the Celeron Corporation Employee Savings Plan (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1998 and 1997 the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 31, 1998 and 1997, the Plan's undivided interest in the master trust was 0.4% and 0.5%, respectively.

     ASSET VALUATION

     The majority of the assets of the Plan are valued at the fair market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

     Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

3.    GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan which became effective April l, 1985.

     ELIGIBILITY AND VESTING

     Effective July 31, 1998, there are no active participants in the Plan. At the end of the 1997 Plan year, approximately 135 employees of the Company were eligible with approximately 111 employees participating in the Plan.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     On July 30, 1998, the Company sold substantially all of the assets and liabilities of its oil transportation business, which includes Celeron Corporation, to Plains All American Inc., a subsidiary of Plains Resources Inc. As a result of the sale, there are no longer any active participants in the Plan; however, the account balances of each participant under the Plan on July 31, 1998 are 100% vested and non-forfeitable.

     CONTRIBUTIONS

     Through July 30, 1998, eligible employees were able to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees were able to elect to invest their contributions in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculated and deducted employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees were able to change their contribution percent at any time up to the 15th day of the month for changes to be effective on the first day of the following month. Employees were able to transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees could enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees were able to suspend their contributions at any time effective immediately.

     Effective July 31, 1998, participants are no longer permitted to make contributions to the Plan, except for tax deferred contributions resulting from salary reduction amounts with respect to compensation paid to the participant on or before July 31, 1998. Consequently, the Company shall not have any liability to make matching employer contributions under the Plan except for those contributions related to the period ending July 31, 1998.

     Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the Plan's other investment funds.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $10,000 and $9,500 in 1998 and 1997, respectively.

     INVESTMENTS

     The Trustee of the Plan maintains the following ten funds under the Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

     - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

     - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

     - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

     - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%.

     - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1998, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $45.88 to $76.75 ($49.25 to $71.25 during 1997). The closing price per share was $50.44 at December 31, 1998 ($63.63 at December 31, 1997).

     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which affects the value of the participants' accounts.

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -    Attain the age of 59 1/2, or

     -    Qualify for a serious financial hardship.

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions were forfeited and applied to reduce future contributions by the Company. During 1998 and 1997, the Plan had forfeiture credits in the amounts of $0 and $13,062, respectively.

     LOAN INVESTMENT FUND

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1998 was 9.50%, which decreased throughout the year to 8.75% at the end of the plan year. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue, but reserves the right to terminate the Plan.

4.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

     The Company Stock Fund is designed primarily for investment in common stock of the Company.

5.   TAX STATUS OF PLAN:

     The Plan has been amended since receipt of the last determination letter dated August 15, 1995. On August 15, 1995, the IRS advised that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The Plan Administrator is in the process of applying for a new determination letter and does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

6.   FINANCIAL DATA OF THE MASTER TRUST:

     See pages 13 through 16 of these financial statements which set forth the financial data of the master trust.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                               December 31, 1998
                                                     -------------------------------------------------------------------------------
                                                                                     Fund Information
                                                                          ----------------------------------------------------------
                                                                                                  Conservative         Moderate
                                                                                 Stable              Asset               Asset
                                                                                 Value             Allocation         Allocation
                                                             Total               Fund                 Fund               Fund
                                                      -----------------   -----------------    -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units               $          25,873   $            --      $          25,873   $            --
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                    65,003                --                   --                65,003
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                          26,314                --                   --                  --
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                            595,064                --                   --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units              83,563                --                   --                  --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units             56,414                --                   --                  --
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                               21,876                --                   --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares              424,953                --                   --                  --
      Short-Term Investments                                     45,470              34,835                 --                  --
      Promissory Notes                                           85,997                --                   --                  --
                                                      -----------------   -----------------    -----------------   -----------------
                                                              1,430,527              34,835               25,873              65,003
                                                      -----------------   -----------------    -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                           687,488             687,488                 --                  --
                                                      -----------------   -----------------    -----------------   -----------------

      Receivables:
         Employee Contributions                                    --                  --                   --                  --
         Employer Contributions                                      54                --                   --                  --
         Transfers                                                 --                  (287)                --                  --
         Accrued Interest and Dividends                             940                 740                    2                  27
                                                      -----------------   -----------------    -----------------   -----------------
                                                                    994                 453                    2                  27
                                                      -----------------   -----------------    -----------------   -----------------
            Total Assets                                      2,119,009             722,776               25,875              65,030
                                                      -----------------   -----------------    -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                             57                  36                 --                  --
                                                      -----------------   -----------------    -----------------   -----------------
            Total Liabilities                                        57                  36                 --                  --
                                                      -----------------   -----------------    -----------------   -----------------

         Net Assets                                   $       2,118,952   $         722,740    $          25,875   $          65,030
                                                      =================   =================    =================   =================

(Dollars in Thousands)                                                             December 31, 1998
                                                      -----------------------------------------------------------------------------
                                                                                    Fund Information
                                                      -----------------------------------------------------------------------------
                                                         Aggressive           S&P 500               Large               Small
                                                            Asset               Index          Capitalization      Capitalization
                                                         Allocation         Stock Equity        Stock Equity        Stock Equity
                                                            Fund                Fund                Fund                Fund
                                                      -----------------   -----------------   -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units               $            --     $            --     $            --     $            --
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                      --                  --                  --                  --
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                          26,314                --                  --                  --
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                               --               595,064                --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units                --                  --                83,563                --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units               --                  --                  --                56,414
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                                 --                  --                  --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares                 --                  --                  --                  --
      Short-Term Investments                                       --                  --                  --                  --
      Promissory Notes                                             --                  --                  --                  --
                                                      -----------------   -----------------   -----------------   -----------------
                                                                 26,314             595,064              83,563              56,414
                                                      -----------------   -----------------   -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                              --                  --                  --                  --
                                                      -----------------   -----------------   -----------------   -----------------

      Receivables:
         Employee Contributions                                    --                  --                  --                  --
         Employer Contributions                                    --                  --                  --                  --
         Transfers                                                 --                  --                  --                  --
         Accrued Interest and Dividends                              10                  47                  20                   4
                                                      -----------------   -----------------   -----------------   -----------------
                                                                     10                  47                  20                   4
                                                      -----------------   -----------------   -----------------   -----------------
            Total Assets                                         26,324             595,111              83,583              56,418
                                                      -----------------   -----------------   -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                           --                    19                --                  --
                                                      -----------------   -----------------   -----------------   -----------------
            Total Liabilities                                      --                    19                --                  --
                                                      -----------------   -----------------   -----------------   -----------------

         Net Assets                                   $          26,324   $         595,092   $          83,583   $          56,418
                                                      =================   =================   =================   =================

(Dollars in Thousands)                                                    December 31, 1998
                                                      ---------------------------------------------------------
                                                                           Fund Information
                                                      ---------------------------------------------------------
                                                        International
                                                            Stock              Company
                                                            Equity              Stock                Loan
                                                            Fund                Fund                 Fund
                                                      -----------------   -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $21,581 - 1,766,916 Units               $            --     $            --     $            --
      State Street Moderate Asset Allocation
         Fund, Cost $46,196 - 3,855,019 Units                      --                  --                  --
      State Street Life Solutions Growth A,
         Cost $19,647 - 1,374,562 Units                            --                  --                  --
      Collective Daily Stock Index Fund, Cost
         $354,398 - 19,581,254 Units                               --                  --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $77,783 - 2,507,006 Units                --                  --                  --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $53,003 - 2,492,731 Units               --                  --                  --
      Templeton Foreign Fund, Cost
         $26,138 - 2,606,497 Units                               21,876                --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $220,470 - 8,437,850 Shares                 --               424,953                --
      Short-Term Investments                                       --                10,635                --
      Promissory Notes                                             --                  --                85,997
                                                      -----------------   -----------------   -----------------
                                                                 21,876             435,588              85,997
                                                      -----------------   -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                              --                  --                  --
                                                      -----------------   -----------------   -----------------

      Receivables:
         Employee Contributions                                    --                  --                  --
         Employer Contributions                                    --                    54                --
         Transfers                                                 --                  --                   287
         Accrued Interest and Dividends                               2                  81                   7
                                                      -----------------   -----------------   -----------------
                                                                      2                 135                 294
                                                      -----------------   -----------------   -----------------
            Total Assets                                         21,878             435,723              86,291
                                                      -----------------   -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                           --                     2                --
                                                      -----------------   -----------------   -----------------
            Total Liabilities                                      --                     2                --
                                                      -----------------   -----------------   -----------------

         Net Assets                                   $          21,878   $         435,721   $          86,291
                                                      =================   =================   =================

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                                               December 31, 1997
                                                      ------------------------------------------------------------------------------
                                                                                               Fund Information
                                                                           ---------------------------------------------------------
                                                                                                 Conservative          Moderate
                                                                                Stable              Asset               Asset
                                                                                 Value            Allocation          Allocation
                                                             Total                Fund               Fund                Fund
                                                       -----------------   -----------------   -----------------   -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $          16,463   $            --     $          16,463   $            --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                     53,127                --                  --                53,127
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                           18,931                --                  --                  --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                             451,335                --                  --                  --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units               42,456                --                  --                  --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units              62,657                --                  --                  --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                                25,608                --                  --                  --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares               526,534                --                  --                  --
      Short-Term Investments                                      24,286              12,310                --                  --
      Promissory Notes                                            85,517                --                  --                  --
                                                       -----------------   -----------------   -----------------   -----------------
                                                               1,306,914              12,310              16,463              53,127
                                                       -----------------   -----------------   -----------------   -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                            656,767             656,767                --                  --
                                                       -----------------   -----------------   -----------------   -----------------

      Receivables:
         Employee Contributions                                     --                  --                  --                  --
         Employer Contributions                                       12                --                  --                  --
         Transfers                                                  --                   723                 128                   5
         Accrued Interest and Dividends                            1,886               1,160                   3                  11
                                                       -----------------   -----------------   -----------------   -----------------
                                                                   1,898               1,883                 131                  16
                                                       -----------------   -----------------   -----------------   -----------------
            Total Assets                                       1,965,579             670,960              16,594              53,143
                                                       -----------------   -----------------   -----------------   -----------------

      Liabilities:
         Administrative Expenses Payable                             113                  72                --                  --
                                                       -----------------   -----------------   -----------------   -----------------
            Total Liabilities                                        113                  72                --                  --
                                                       -----------------   -----------------   -----------------   -----------------

         Net Assets                                    $       1,965,466   $         670,888   $          16,594   $          53,143
                                                       =================   =================   =================   =================

(Dollars in Thousands)                                                              December 31, 1997
                                                       ----------------------------------------------------------------------------
                                                                                     Fund Information
                                                       ----------------------------------------------------------------------------
                                                           Aggressive           S&P 500              Large               Small
                                                             Asset               Index          Capitalization      Capitalization
                                                           Allocation         Stock Equity       Stock Equity        Stock Equity
                                                              Fund                Fund               Fund                Fund
                                                       -----------------   -----------------   -----------------  -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                $            --     $            --     $            --    $            --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                       --                  --                  --                 --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                           18,931                --                  --                 --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                                --               451,335                --                 --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units                 --                  --                42,456               --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units                --                  --                  --               62,657
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                                  --                  --                  --                 --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares                  --                  --                  --                 --
      Short-Term Investments                                        --                  --                  --                 --
      Promissory Notes                                              --                  --                  --                 --
                                                       -----------------   -----------------   -----------------  -----------------
                                                                  18,931             451,335              42,456             62,657
                                                       -----------------   -----------------   -----------------  -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                               --                  --                  --                 --
                                                       -----------------   -----------------   -----------------  -----------------

      Receivables:
         Employee Contributions                                     --                  --                  --                 --
         Employer Contributions                                     --                  --                  --                 --
         Transfers                                                    (1)             (1,081)                 82                 97
         Accrued Interest and Dividends                                4                 535                   9                 12
                                                       -----------------   -----------------   -----------------  -----------------
                                                                       3                (546)                 91                109
                                                       -----------------   -----------------   -----------------  -----------------
            Total Assets                                          18,934             450,789              42,547             62,766
                                                       -----------------   -----------------   -----------------  -----------------

      Liabilities:
         Administrative Expenses Payable                            --                    41                --                 --
                                                       -----------------   -----------------   -----------------  -----------------
            Total Liabilities                                       --                    41                --                 --
                                                       -----------------   -----------------   -----------------  -----------------

         Net Assets                                    $          18,934   $         450,748   $          42,547  $          62,766
                                                       =================   =================   =================  =================

(Dollars in Thousands)                                                    December 31, 1997
                                                      -----------------------------------------------------------
                                                                           Fund Information
                                                      -----------------------------------------------------------
                                                        International
                                                            Stock               Company
                                                            Equity               Stock                 Loan
                                                             Fund                 Fund                 Fund
                                                      -----------------    -----------------    -----------------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units               $            --      $            --      $            --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                      --                   --                   --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                            --                   --                   --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                               --                   --                   --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units                --                   --                   --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units               --                   --                   --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                               25,608                 --                   --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares                 --                526,534                 --
      Short-Term Investments                                       --                 11,976                 --
      Promissory Notes                                             --                   --                 85,517
                                                      -----------------    -----------------    -----------------
                                                                 25,608              538,510               85,517
                                                      -----------------    -----------------    -----------------
  Investments at Contract Value:
      Guaranteed Investment Contracts                              --                   --                   --
                                                      -----------------    -----------------    -----------------

      Receivables:
         Employee Contributions                                    --                   --                   --
         Employer Contributions                                    --                     12                 --
         Transfers                                                 (260)                 (18)                 325
         Accrued Interest and Dividends                              (6)                 168                  (10)
                                                      -----------------    -----------------    -----------------
                                                                   (266)                 162                  315
                                                      -----------------    -----------------    -----------------
            Total Assets                                         25,342              538,672               85,832
                                                      -----------------    -----------------    -----------------

      Liabilities:
         Administrative Expenses Payable                           --                   --                   --
                                                      -----------------    -----------------    -----------------
            Total Liabilities                                      --                   --                   --
                                                      -----------------    -----------------    -----------------

         Net Assets                                   $          25,342    $         538,672    $          85,832
                                                      =================    =================    =================

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                           For the Year Ended December 31, 1998
                                            -------------------------------------------------------------------------------
                                                                            Fund Information
                                                                -----------------------------------------------------------
                                                                                        Conservative          Moderate
                                                                     Stable                Asset                Asset
                                                                      Value             Allocation           Allocation
                                                  Total                Fund                Fund                 Fund
                                            -----------------   -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                              $          41,179   $             296    $            --      $            --
      Employee                                        127,675              57,837                1,690                6,746
                                            -----------------   -----------------    -----------------    -----------------
                                                      168,854              58,133                1,690                6,746

   Interest and Dividend Income                        63,486              43,675                    2                   27
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                   50,525                --                  2,837                9,261
                                            -----------------   -----------------    -----------------    -----------------
                                                      114,011              43,675                2,839                9,288
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                          127,891              67,110                1,104                3,146
   Administrative Expenses                              1,488                 911                 --                   --
                                            -----------------   -----------------    -----------------    -----------------
                                                      129,379              68,021                1,104                3,146
Transfers:
   Transfers Between Plans                               --                  --                   --                   --
   Transfers Between Funds                               --                12,142                5,859               (1,010)
   Loan Transfers To or From Plan                        --                  --                   --                   --
   Loans to Participants                                 --               (22,562)                (470)              (1,479)
   Loan Repayments:
      Principal                                          --                24,264                  406                1,272
      Interest                                           --                 4,221                   61                  216
                                            -----------------   -----------------    -----------------    -----------------
                                                         --                18,065                5,856               (1,001)

                                            -----------------   -----------------    -----------------    -----------------
Increase (Decrease) in Assets During Year             153,486              51,852                9,281               11,887

Net Assets at Beginning of Year                     1,965,466             670,888               16,594               53,143
                                            -----------------   -----------------    -----------------    -----------------

Net Assets at End of Year                   $       2,118,952   $         722,740    $          25,875    $          65,030
                                            =================   =================    =================    =================

(Dollars in Thousands)                                          For the Year Ended December 31, 1998
                                            ------------------------------------------------------------------------------------
                                                                          Fund Information
                                            ------------------------------------------------------------------------------------
                                                Aggressive             S&P 500             Large                 Small
                                                  Asset                 Index          Capitalization       Capitalization
                                                Allocation          Stock Equity        Stock Equity         Stock Equity
                                                   Fund                 Fund                Fund                 Fund
                                            -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                              $            --      $            --      $            --      $            --
      Employee                                          3,310               42,779                6,224                6,212
                                            -----------------    -----------------    -----------------    -----------------
                                                        3,310               42,779                6,224                6,212

   Interest and Dividend Income                            10                   47                   20                  803
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    3,949              129,561               16,582                 (476)
                                            -----------------    -----------------    -----------------    -----------------
                                                        3,959              129,608               16,602                  327
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                            1,056               24,280                1,868                2,044
   Administrative Expenses                               --                    577                 --                   --
                                            -----------------    -----------------    -----------------    -----------------
                                                        1,056               24,857                1,868                2,044
Transfers:
   Transfers Between Plans                               --                   --                   --                   --
   Transfers Between Funds                              1,036               (3,564)              19,945              (11,347)
   Loan Transfers To or From Plan                        --                   --                   --                   --
   Loans to Participants                                 (759)             (15,509)              (1,864)              (1,260)
   Loan Repayments:
      Principal                                           775               13,463                1,699                1,509
      Interest                                            125                2,424                  298                  255
                                            -----------------    -----------------    -----------------    -----------------
                                                        1,177               (3,186)              20,078              (10,843)

                                            -----------------    -----------------    -----------------    -----------------
Increase (Decrease) in Assets During Year               7,390              144,344               41,036               (6,348)

Net Assets at Beginning of Year                        18,934              450,748               42,547               62,766
                                            -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year                   $          26,324    $         595,092    $          83,583    $          56,418
                                            =================    =================    =================    =================

(Dollars in Thousands)                                 For the Year Ended December 31, 1998
                                            ------------------------------------------------------------
                                                                  Fund Information
                                            ------------------------------------------------------------
                                              International
                                                  Stock               Company
                                                  Equity                Stock                Loan
                                                   Fund                 Fund                 Fund
                                             -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                               $            --      $          40,883    $            --
      Employee                                           2,877                 --                   --
                                             -----------------    -----------------    -----------------
                                                         2,877               40,883                 --

   Interest and Dividend Income                            614               10,594                7,694
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    (2,001)            (109,188)                --
                                             -----------------    -----------------    -----------------
                                                        (1,387)             (98,594)               7,694
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                             1,083               26,200                 --
   Administrative Expenses                                --                   --                   --
                                             -----------------    -----------------    -----------------
                                                         1,083               26,200                 --
Transfers:
   Transfers Between Plans                                --                   --                   --
   Transfers Between Funds                              (4,021)             (19,040)                --
   Loan Transfers To or From Plan                         --                   --                   --
   Loans to Participants                                  (512)                --                 44,415
   Loan Repayments:
      Principal                                            570                 --                (43,958)
      Interest                                              92                 --                 (7,692)
                                             -----------------    -----------------    -----------------
                                                        (3,871)             (19,040)              (7,235)

                                             -----------------    -----------------    -----------------
Increase (Decrease) in Assets During Year               (3,464)            (102,951)                 459

Net Assets at Beginning of Year                         25,342              538,672               85,832
                                             -----------------    -----------------    -----------------

Net Assets at End of Year                    $          21,878    $         435,721    $          86,291
                                             =================    =================    =================

\
THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
================================================================================

(Dollars in Thousands)                                       For the Year Ended December 31, 1997
                                       --------------------------------------------------------------------------------
                                                                              Fund Information
                                                             ----------------------------------------------------------
                                                                                   Conservative            Moderate
                                                                  Stable               Asset                 Asset
                                                                   Value            Allocation            Allocation
                                             Total                 Fund                Fund                  Fund
                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                         $          38,672    $             350    $            --      $            --
      Employee                                   117,000               61,243                1,027                5,376
                                       -----------------    -----------------    -----------------    -----------------
                                                 155,672               61,593                1,027                5,376

   Interest and Dividend Income                   71,550               42,776                   (9)                 (47)
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets             217,853                 --                  1,776                8,390
                                       -----------------    -----------------    -----------------    -----------------
                                                 289,403               42,776                1,767                8,343
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                     104,377               55,553                  624                2,118
   Administrative Expenses                           595                  410                 --                   --
                                       -----------------    -----------------    -----------------    -----------------
                                                 104,972               55,963                  624                2,118
Transfers:
   Transfers Between Plans                          --                   --                   --                   --
   Transfers Between Funds                          --                (48,549)               6,977                6,446
   Loan Transfers To or From Plan                   --                   --                   --                   --
   Loans to Participants                            --                (25,459)                (212)              (1,264)
   Loan Repayments:
      Principal                                     --                 24,568                  244                1,114
      Interest                                      --                  4,524                   43                  188
                                       -----------------    -----------------    -----------------    -----------------
                                                    --                (44,916)               7,052                6,484

                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets During Year                   340,103                3,490                9,222               18,085

Net Assets at Beginning of Year                1,625,363              667,398                7,372               35,058
                                       -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year              $       1,965,466    $         670,888    $          16,594    $          53,143
                                       =================    =================    =================    =================

(Dollars in Thousands)                                     For the Year Ended December 31, 1997
                                       --------------------------------------------------------------------------------
                                                                     Fund Information
                                       --------------------------------------------------------------------------------
                                           Aggressive            S&P 500                Large               Small
                                              Asset               Index            Capitalization       Capitalization
                                           Allocation          Stock Equity         Stock Equity         Stock Equity
                                              Fund                 Fund                 Fund                 Fund
                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                         $            --      $            --      $            --      $            --
      Employee                                     2,270               34,307                4,097                5,915
                                       -----------------    -----------------    -----------------    -----------------
                                                   2,270               34,307                4,097                5,915

   Interest and Dividend Income                      (17)                  13                8,601                2,641
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets               2,641              101,723               (2,607)               3,719
                                       -----------------    -----------------    -----------------    -----------------
                                                   2,624              101,736                5,994                6,360
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                         702               16,633                  803                1,686
   Administrative Expenses                          --                    173                 --                   --
                                       -----------------    -----------------    -----------------    -----------------
                                                     702               16,806                  803                1,686
Transfers:
   Transfers Between Plans                          --                   --                   --                   --
   Transfers Between Funds                         1,813               42,872                7,741                6,469
   Loan Transfers To or From Plan                   --                   --                   --                   --
   Loans to Participants                            (491)             (13,612)              (1,256)              (1,666)
   Loan Repayments:
      Principal                                      574               10,384                  972                1,391
      Interest                                       100                1,967                  192                  269
                                       -----------------    -----------------    -----------------    -----------------
                                                   1,996               41,611                7,649                6,463

                                       -----------------    -----------------    -----------------    -----------------
Increase in Assets During Year                     6,188              160,848               16,937               17,052

Net Assets at Beginning of Year                   12,746              289,900               25,610               45,714
                                       -----------------    -----------------    -----------------    -----------------

Net Assets at End of Year              $          18,934    $         450,748    $          42,547    $          62,766
                                       =================    =================    =================    =================

(Dollars in Thousands)                               For the Year Ended December 31, 1997
                                          -----------------------------------------------------------
                                                               Fund Information
                                          -----------------------------------------------------------
                                            International
                                                Stock               Company
                                               Equity                Stock                 Loan
                                                Fund                  Fund                 Fund
                                          -----------------    -----------------    -----------------
Increase in Assets:
   Contributions:
      Employer                            $            --      $          38,322    $            --
      Employee                                        2,765                 --                   --
                                          -----------------    -----------------    -----------------
                                                      2,765               38,322                 --

   Interest and Dividend Income                         762                9,577                7,253
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                    531              101,680                 --
                                          -----------------    -----------------    -----------------
                                                      1,293              111,257                7,253
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                            568               25,690                 --
   Administrative Expenses                             --                     12                 --
                                          -----------------    -----------------    -----------------
                                                        568               25,702                 --
Transfers:
   Transfers Between Plans                             --                   --                   --
   Transfers Between Funds                            4,792              (28,561)                --
   Loan Transfers To or From Plan                      --                   --                   --
   Loans to Participants                               (565)                --                 44,525
   Loan Repayments:
      Principal                                         501                 --                (39,748)
      Interest                                           89                 --                 (7,372)
                                          -----------------    -----------------    -----------------
                                                      4,817              (28,561)              (2,595)

                                          -----------------    -----------------    -----------------
Increase in Assets During Year                        8,307               95,316                4,658

Net Assets at Beginning of Year                      17,035              443,356               81,174
                                          -----------------    -----------------    -----------------

Net Assets at End of Year                 $          25,342    $         538,672    $          85,832
                                          =================    =================    =================

                                      -16-